



August 4, 2004

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention:   International Corporate Finance Office

Re:   Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

◆   **Stock Exchange of Thailand Filing,  CP-AIS 096/2004**

    Subject:   Report on the results of the exercise of warrants (ESOP Grant I and  II) in July 2004.

    Date:   August 4, 2004

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention  Ms. Kobchok Meekoon.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5552 or by emailing kobchokm@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

Mrs. Siripen  Sitasuwan

President & Group CFO
Shin Corporation Plc.

Enclosure

**Summary Translation Letter**
**To the Stock Exchange of Thailand**
**August 4, 2004**

AIS-CP  096/2004

August 4, 2004

Subject:  Report on the results of the exercise of warrants (ESOP Grant I and  II) in July 2004.

To:  The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited ("the Company") issued and offered the warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of Warrants are as follows:

| Details | ESOP Grant I | ESOP Grant II |
|---|---|---|
| The number of  warrants | 14,000,000 Units | 8,467,200  Units |
| Issue Date | March 27,2002 | May 30,2003 |
| Exercise Price | Baht 47.402 per share. | Baht 42.840 per share. |
| Exercise Ratio | 1 warrant per 1.01261 ordinary shares | |
| Maturity of Warrants | 5 years from the first date of the issuance and offering of warrants. | |

The Company would like to report the results of the exercise of warrants (ESOP Grant I and II) in July 2004, as follows:

| Details | ESOP Grant I | ESOP Grant II |
|---|---|---|
| The number of exercised warrants in this month | 455,200 units | 479,100 units |
| The number of remaining unexercised warrants | 6,162,600 units | 7,080,000 units |
| The number of ordinary shares derived from this exercise | 460,936 shares | 485,136 shares |
| The number of remaining ordinary shares reserved for warrants | 6,194,022 shares | 7,109,861 shares |